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904.633.8913

mkirwan@foley.com EMAIL

CLIENT/MATTER NUMBER

047256-0101

April 20, 2016

Via EDGAR

Mail Stop 4631 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-7010 Attention: Mr. John Cash

Re:	Nobility Homes, Inc.

Form 10-K for the fiscal year ended October 31, 2015

File No. 0-6506

Ladies and Gentlemen:

As outside counsel to Nobility Homes, Inc., we have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated April 6, 2016. The staff’s comments are reproduced below in bold italics and followed by the Company’s response.

Form 10-K for the Year Ended October 31, 2016

General

1.	The filing includes an audit opinion and auditor’s consent which were signed by Averett Warmus Durkee, P.A., on January 28, 2016. We note that Averett Warmus Durkee has joined WithumSmith+Brown, PC effective December 31, 2015. Please amend your filing to provide an updated audit opinion and auditor’s consent with the correct post-merger audit firm name.

Response: The filing included an audit opinion and auditors’ consent which were signed by Averett Warmus Durkee, P.A. (“AWD”) on January 28, 2016. Although WithumSmith+Brown, PC (“WSB”) acquired AWD in a transaction that occurred on December 31, 2015, AWD continued to operate as a legal entity after the transaction and continued to issue audit opinions for engagements that were substantially completed prior to the transaction until January 31, 2016. All audit fees related to this audit engagement were retained by the prior owners of AWD. AWD maintained its insurance policy to cover engagements that were issued through January 31, 2016. The partners involved in the engagement were subject to AWD’s partnership agreements with respect to these engagements. Furthermore, AWD was still registered with the PCAOB as of the date of the audit report (see the attached Exhibit A).

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

April 20, 2016

As of December 31, 2015, substantially all of the audit fieldwork was completed and was performed under AWD’s system of quality control. As such, AWD provided the auditors’ consent and signed the auditors’ opinion. WSB’s system of quality control was not involved in this engagement in any manner as there was an agreement that this engagement would be completed under AWD’s system of quality control.

Management’s Report on Internal Control over Financial Reporting

Results of Operation, Page 8

2.	We refer to your pre-owned home inventory table in Note 6 on page 26 and note that your repurchases of pre-owned homes increased by 77% while sales of pre-owned homes decreased by 49% during 2015. Please discuss in MD&A in your future filings, underlying factors for the significant trends in your purchase and sales volume and indicate whether you believe such trends will continue.

Response: In future filings, the Company will discuss the underlying factors in any significant trends in the purchase and sales volume of pre-owned homes.

Critical Accounting Policies and Estimates, Page 9

3.	We note that as of October 31, 2015, there is a $1.4 million impairment reserve for pre-owned homes of $5.5 million and no reserve for your other inventories of $6.0 million. Please expand your critical accounting policy in future filings to provide insight regarding your inventory impairment policies and assessment, including methods and assumptions used to determine fair market value, for both your pre-owned homes and new homes.

Response: In future filings, the Company will expand its discussion of critical accounting policies and estimates to address inventory impairment policies and assessment.

Consolidated Financial Statements

Note 1 – Reporting Entity and Significant Accounting Policies

Investment in Majestic 21, Page 20

4.	You indicate that you buy back foreclosed/repossessed units of Majestic 21 and act as a remarketing agent, and that you do not have a repurchase agreement or any other guarantees with Majestic 21. You further indicate that Majestic 21 reimburses you for all costs related to these homes. Please expand your disclosure in future filings to clarify what the reimbursable costs include and whether you are subject to any inventory write offs and losses incurred on the subsequent resale of the units.

April 20, 2016

Response: In future filings, the Company will clarify the reimbursable costs and whether the Company is subject to any inventory write-offs and losses incurred on subsequent resales of units of Majestic 21.

Item 9A – Controls and Procedures, Page 32

5.	We note your certifying officers concluded that your disclosure controls and procedures require remedial action. Item 307 of Regulation S-K requires you to disclose whether your disclosure controls and procedures are effective or not effective. Please amend your Form 10-K for the year ended October 31, 2015 to disclose whether your disclosure controls and procedures are effective or not effective. In doing so, please ensure that you also indicate certifications that are currently dated and refer to the Form 10-K/A.

Response: The Company has filed an amendment to its Form 10-K in order to disclose the certifying officers’ conclusion regarding the Company’s controls and procedures. The amendment to Form 10-K includes certifications that are currently dated and refer to the Form 10-K/A.

6.	Please revise the disclosure in Item 9A to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response: The Company has filed an amendment to its Form 10-K in order to disclose the version of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework utilized when performing the assessment of the Company’s internal control over financial reporting. The amendment to Form 10-K includes certifications that are currently dated and refer to the Form 10-K/A.

We appreciate your observations and believe that we have been responsive to your comments. I may be contacted at (904) 633-8913. I look forward to discussing these matters with you.

Sincerely,

/s/ Michael B. Kirwan

MBK:dpb

EXHIBIT A

1666 K Street, N.W. Washington, DC 20006 Telephone: [202] 207-9100 Facsimile: [202] 862-8433 www.pcaobus.org
Division of Registration and Inspections

April 14, 2016

Via Facsimile (407) 849-1119

And First Class Mail

Mr. James Warmus

President/CEO

Averett Warmus Durkee, P.A.

1417 East Concord Street

Orlando, Florida 32803

Re: Withdrawal Request of Averett Warmus Durkee, P.A.

Dear Mr. Warmus:

This letter is to inform you of the above referenced firm’s withdrawal from registration with the Public Company Accounting Oversight Board (the “Board”), effective April 12, 2016. Please note that pursuant to PCAOB Rule 2107(g), if the Board determines,within three years after the effective date of the firm’s withdrawal, that there are reasonable grounds to believe that the firm’s request for withdrawal was materially incomplete or inaccurate, the firm’s registration will be reinstated, effective retroactively to the date the registration was deemed withdrawn.

Sincerely,

Sarah J. Williams
Deputy Director, Registration and Inspections